Filed by Schawk, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Schawk, Inc.
Commission File Number: 001-09335

Leadership Q&A (For Internal Use Only)

What has been announced today about Matthews’ acquisition of SGK?
SGK and Matthews International Corporation announced publicly today that they have entered into a definitive merger agreement by which Matthews will acquire SGK. The SGK brand and business, however, will continue to exist and will be integrated with the Matthews Brand Solutions business. SGK will remain as a flagship brand within Matthews International and will be the largest Matthews business in terms of revenue. We anticipate that the SGK business as integrated with the Matthews Brand Solutions business within the Matthews organization will become the premier brand development and deployment company in the world.

Who is Matthews International Corporation?
Matthews International Corporation (NASDAQ: MATW) is a publicly traded company that was founded in 1850 and incorporated in 1902. Matthews is a designer, manufacturer, and marketer of Brand Solutions and Memorialization products. These two businesses generated approximately $985 million in revenues during their most recently completed fiscal year. Matthews’ workforce consists of approximately 5,800 people in nearly two dozen countries on four continents.

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Matthews Brand Solutions include graphics imaging products and services, marking and fulfillment systems products, and merchandising solutions. Additional information about Matthews International can be found online at www.matw.com.

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Memorialization products consist of bronze and granite memorials and other memorialization products, caskets and cremation equipment for the cemetery and funeral home industries. In these businesses, Matthews is the #1 or #2 brand or producer in most of the markets it operates in.

Why did SGK agree to be acquired by Matthews?
Through our rich history of acquisitions, we have continued to expand our service offerings and broaden our global footprint. Being a part of Matthews’ larger, global organization positions the combined SGK/Matthews business for both scalability and growth.

Why didn’t SGK acquire Matthews?
We believe combining with Matthews (with its solid revenue and operating margins of their Memorialization business) versus us acquiring its Brand Solutions business better positions us for investment in future capabilities and growth.

What will the “new” company be named?
Matthews expects that “Matthews International” will remain the marquee brand for its legacy Memorialization businesses—Cemetery and Architectural Products, Funeral Home Products, and Cremation—as well as its Marking and Fulfillment business.

The SGK name will be the umbrella for the three SGK brands (Anthem, Brandimage, and Schawk) that will integrate with Matthews “Brand Solutions” business, which will include Matthews’ Graphics Imaging and Merchandising businesses.

Following the completion of the transaction, which is anticipated to be sometime during the third quarter calendar of 2014, “Schawk, Inc.” as a legal entity will cease to exist, and SGK stock will no longer be traded on the NYSE. Rather, we will become part of Matthews International Corporation, which will remain a publicly traded company whose stock will continue to be listed on NASDAQ and traded under the “MATW” ticker symbol.

How will the new company be organized?
Matthews will operate as the “parent company” for its legacy Memorialization businesses (Cemetery and Architectural Products, Funeral Home Products and Cremation), Marking and Fulfillment and for the SGK business.

SGK will be the name of the umbrella business (formerly called Brand Solutions). Other Matthews Brand Solutions businesses (e.g., Matthews Graphics Imaging and Merchandising) will be part of the SGK business (along with the Anthem, Brandimage, and Schawk brands). Matthews has indicated that it intends to use sub-brands as they make sense on both the Matthews and SGK sides; however, a thorough review will be conducted first.

(The Marking and Fulfillment business unit, currently part of Matthews Brand Solutions group, will remain separate from the SGK business.)

How many employees will the combined SGK have following the completion of the transaction?
SGK expects to have a global employee population of approximately 5,600. Matthews International will have approximately 3,800 employees.

How do SGK and Matthews complement one another?
In terms of geographic footprint:
●	We are a strong player in the Americas, where Matthews has lessor presence.
●	SGK’s primary European presence is in the U.K. and Matthews has a significant presence in Mainland Europe.
●	In APAC, we are in Japan, Shanghai, Shenzhen, Penang, Singapore, Chennai, Sydney, and Melbourne. Matthews is in Shenzhen and Wan Chai, Hong Kong.

In terms of service offerings, we have strong brand development and brand deployment offerings. Matthews has a strong brand deployment offering similar to our Schawk brand.

What other benefits does Matthews hope to gain through this acquisition?
Through expanding both its geographic footprint and portfolio of services through combining forces with SGK, Matthews expects to be able to forge a stronger global offering and provide greater value for an expanded, unparalleled client roster.

Who leads Matthews International?
Mr. Joseph C. Bartolacci is President, Chief Executive Officer, Director of Matthews International Corporation. He was appointed Chief Executive Officer of the Company in 2006. Prior to his appointment as Chief Executive Officer, he was President and Chief Operating Officer of the Company since 2005. Prior to that he held other positions with Matthews. Mr. Bartolacci is the only Matthews employee on the Board of Directors.

Mr. Brian J. Dunn has been Group President - Brand Solutions of Matthews International Corporation since February 2010. Prior to that, he was Group President, Graphics and Marking Products and before then, President, Marking Products Division.

What role will SGK’s leadership have in the new organization?
At this time, Matthews has already announced that David Schawk will lead the combined Matthews’ Brand Solutions (excluding Marking and Fulfillment) and SGK businesses. David will also join the Matthews Executive Leadership Team and Board of Directors.

MERGER TERMS AND APPROVAL

What is the anticipated timeline for closing this deal?
Although we have announced our intention to combine with Matthews, the transaction remains subject to a number of conditions, including U.S. and foreign regulatory approvals and the approval of SGK stockholders.  We currently anticipate that the transaction will be completed during the third quarter, with transition and integration activities continuing for an extended period after that.

We will communicate updates as they become available; however, until the transaction is finalized, SGK and Matthews International will remain two separate companies, each responsible for serving its respective clients independently. Throughout the overall process, leaders must adopt a “business as usual” approach. Keep your focus on the client. Be supportive of employees during this period of uncertainty. Continue to maintain operational excellence.

As is always the case, it is critical to maintain confidentiality regarding company business. Except as directed by management, you should not discuss the Matthews transaction with others outside of SGK.  If you receive inquiries from the media or any other persons outside of SGK seeking information about the transaction, please direct them to Tim Cunningham, Tim.Cunningham@sgkinc.com.  Oversight of client specific discussion will be directed by the ELT, in particular Alex Sarkisian.

What are the terms of the deal?
Please refer to the external press release.

Are there any antitrust implications?
Matthews and SGK operate in a multi-billion dollar global industry serving sophisticated global clients who have many options for brand development and deployment solution services. We will cooperate fully with all pre-merger notification and review processes and do not anticipate that any significant issues will arise.

How will the merger be managed? How will the transition work?
Matthews’ Board of Directors has formed a Special Committee charged with integration oversight. They will provide ongoing and overall leadership to this activity. Additionally, an Integration Team made up of both Matthews’ and SGK representatives will evaluate practices, policies and technologies and recommend changes, as appropriate, in these areas.

HUMAN RESOURCES/PEOPLE IMPACTS

Why weren’t employees told about the pending acquisition?

Since both Matthews and SGK are public companies, there were regulatory and disclosure issues that had to be considered, which is why we felt this information had to be kept confidential until now. Additionally, since much can change during merger discussions, we didn’t want to share any information until we knew an agreement was in place and approved by our Board of Directors.

Will there be job eliminations and office closings?
It’s natural to wonder about how this merger affects you personally, your team, and your business. At this time, many questions about personal impact simply cannot be answered. As discussed above, the Integration Team will evaluate operations, technologies, and human resource practices in each company. There will likely be changes on both sides, but not until a thorough evaluation is completed.

That said, on an ongoing basis companies regularly seek opportunities to improve or streamline the business (e.g., through process changes or technology). It is possible that certain roles will no longer be needed. In those instances, employees will be given advance notice of their options and the packages that would be associated with them.

If I lose my job, will I get any separation benefits? Whose policy applies to the terms of packages offered: Matthews or SGK’s?
Matthews and SGK both have severance, or separation, policies. The decision on which policy would apply has not been decided.

How will decisions be made about changes in roles, benefits, technology, and other matters?
The Integration Team made up of both Matthews and SGK representatives will evaluate practices, policies and technologies and recommend changes, as appropriate, in these areas.  That review and recommendation process will take some time. One thing that is certain, however, is that there will not be any mid-year changes to health and wellness plans.

Will my pay change? Will my benefits change?
All pay and compensation practices will be evaluated. One thing known at this time is that health benefits coverage currently being provided through SGK will remain the same through 2014.

Will my office be closed?
Matthews has already announced to its employees that its global headquarters will remain in Pittsburgh, Pennsylvania. Over the next three years, Matthews will be migrating to a regional structure of EMEA (Europe, Middle East, Africa), Americas, and Asia/Pacific. The regional headquarters will be in Vreden, Germany and Singapore. Other facility-related matters have not yet been addressed.

Should I hold off on defining objectives for SGK’s 2014 Performance Management?
You should continue this process.

Will projects that are already in process (e.g., ONE! deployment) continue?
At this time, these important projects will continue – business as usual.  The Integration Team will be reviewing major projects.

What happens to SGK stock options or other Long-term incentive award that have been awarded?
Change in control treatment of these awards is documented in the plan document and award letters. More information will be shared in the coming weeks.

How will employees get updates on the integration process or answers to other questions I have? Much will be happening over the coming months, and we will work with Matthews International and the Integration Team to update employees.

What if I don’t know the answer to an employee question?
Below are examples of how to respond:
“I don’t have the answer to that question at this time, I will follow-up when I know the answer but it may take some time.”
“That is a legal and regulatory question, I do not know the answer.”
“I don’t know, there are many matters that are still being worked through.”

CLIENT IMPACT

What affect will the merger have on SGK’s clients?
In the short term, we expect there will no impact at all on SGK’s clients. The exception would be where SGK and Matthews are serving the same client. Each instance will assessed and a plan put into place to best service the client moving forward. Longer term, our intention is to bring forward the enhanced service set we will be developing once the two organizations have been integrated. This will include greater breadth of services as well as a far greater geographic reach.

Does this deal change the market positioning of SGK?
No. The deal is an accelerator of the Brand Performance positioning that was at the heart of Project Armada. Through this deal, we are better able to scale brand development and brand deployment at existing SGK clients and introduce brand development capabilities to Matthews Brand Solutions clients that don’t already work with Brandimage or Anthem.

Do we expect this merger to significantly increase our chances of winning new business and new clients?
Yes. Given the additional scope of services and combined geographic reach, as well as the economies of scale involved, we are confident that existing as well as prospective clients will find our new offering more attractive than others in the market.

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Additional Information and Where To Find It

This document relates to a proposed transaction between Matthews International Corporation (“Matthews”) and Schawk, Inc. (“SGK”) that will become the subject of a registration statement on Form S-4, including a proxy statement/prospectus forming a part thereof, to be filed with the Securities and Exchange Commission (“SEC”).  This document is not a substitute for the registration statement and proxy statement/prospectus that will be filed with the SEC or any other document that Matthews or SGK may file with the SEC or send to stockholders of SGK in connection with the proposed transaction.  BEFORE MAKING ANY VOTING DECISION, SGK INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED BY MATTHEWS OR SGK WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED

TRANSACTION AND RELATED MATTERS.  Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus, when available, and other relevant documents filed or that will be filed by Matthews and SGK with the SEC through the website maintained by the SEC at www.sec.gov.  Copies of the registration statement, proxy statement/prospectus and other relevant documents filed by Matthews with the SEC will be available free of charge on its internet website at www.matw.com.  Copies of the proxy statement/prospectus and other relevant documents filed by SGK with the SEC will be available free of charge on SGK’s internet website at www.sgkinc.com.

No Offer Or Solicitation

This document does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law.

Participants in the Solicitation

Matthews, SGK and their respective directors and executive officers may be considered participants in the solicitation of proxies from stockholders of SGK in connection with the proposed transaction.  Information about the directors and executive officers of SGK is currently set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 12, 2013.  Information about the directors and executive officers of Matthews is set forth in its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on January 21, 2014.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Use of Forward-Looking Statements

This document includes certain “forward-looking statements” within the meaning of, and subject to the safe harbor created by, Section 21E of the Securities Exchange Act of 1934, as amended.  Statements that are not historical facts, including statements about SGK’s managements’ beliefs and expectations, are forward-looking statements.  Words such as “believes”, “anticipates”, “estimates”, “expects”, “intends”, “aims”, “potential”, “will”, “would”, “could”, “considered”, “likely”, “estimate” and variations of these words and similar future or conditional expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  While SGK believes its expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond SGK’s control.  By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur. Actual results may differ materially from those contained in the forward-looking statements because of factors such as, among others, the occurrence of an event, change or other circumstance that could give rise to the termination of the merger agreement; failure or delay in receiving the approval of antitrust authorities necessary to complete the proposed transaction and other required regulatory approvals; any potential need to adjust the purchase price components in order to maintain the tax-free status of the reorganization with respect to the stock consideration; the ability of Matthews to implement plans for the integration of the proposed transaction, including with respect to cost containment and other key strategies; the ability of Matthews to recognize the anticipated synergies and benefits of the proposed transaction; and such other risks and uncertainties detailed in SGK’s periodic public filings with the SEC, including but not limited to those discussed under “Risk Factors” in SGK’s Form 10-K for the fiscal year ended December 31, 2013, and in SGK’s subsequent filings with the SEC and in other investor communications of SGK from time to time.  SGK does not undertake to and specifically declines any obligation to update publicly any of these forward-looking statements to reflect future events or circumstances after the date of such statement or to reflect the occurrence of anticipated or unanticipated events, and undue reliance should not be placed on such statements.